Exhibit 1

151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel: 416.927.7000 Fax: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2020

November 27, 2020

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2020

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of November 27, 2020, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended September 30, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitors activities, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation     Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service e-learning solutions. ELL Technologies market consists of educational institutions (such as primary schools, high schools, vocation schools, universities, colleges) and corporations. ELL Technologies sells and markets its online language learning solutions in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as, language content and leverage its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Q3 2020 Operational Highlights

●	Online English Language Learning:
✓	added content focusing on basic level for English for Success product (Pre-A1)
✓	added content focusing on basic level for Campus product (Pre-A)
✓	initiated development of a new achievement test
✓	continued development of its new mobile APP
✓	provide teachers access to its library of 1800 hours of learning to be assigned to students
✓	signed a new distributor in China

●	Print-Based English Language Learning:
✓	working on a series of new training videos for teachers in China to use Lingo Learning’s books more effectively

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Mandarin, Spanish, and Portuguese languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and in the U.S. through a network of reps and distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

Lingo Media Corporation     Management Discussion & Analysis

ELL Technologies’ high-tech, easy to implement eLearning software-as-a-service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, including personalizing the learning to a particular individual’s needs and progress.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Summary of Q3 2020 product development achievements:

●	developed and released a new starter level for English For Success
●	continued work on a new mobile APP
●	initiated development of new assessment and achievement tests
●	continued to develop a new starter level for Campus product

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 728 million units from its library of program titles.

Lingo Media Corporation     Management Discussion & Analysis

Overall Performance

During the quarter ended Sep 30, 2020, Lingo Media recorded revenues of $68,775 as compared to $117,545 in 2019. Net loss for the quarter was $357,145 as compared to $342,182 in 2019 resulting in a $0.01 loss per share as compared to $0.01 loss per share in 2019. Total comprehensive loss was $400,723 as compared to 320,519 in 2019. The Company recorded selling general and administrative costs of $275,419 compared to $219,617 in 2019. Share-based payments of $6,209 was recorded in 2020 as compared to $24,356 in 2019. In addition, cash generated from operations was $340,970 as compared to $111,894 used in operations in 2019. The increase of selling general and administrative costs in Q3 2020 was primarily due to the increase in salaries and consulting fees.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $60,340 for the three months period ended September 30, 2020, compared to $55,450 in 2019.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $8,435 in the third quarter of 2020 compared to $62,095 in 2019 from People’s Education Press (“PEP”) and People’s Education & AudioVisual Press (“PEP AV”). This revenue consists of royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP AV’s local marketing and training initiatives. The decrease in revenue is due to the reduction in royalty revenues from PEP AV.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

HolonIQ in its 2019 Global Education Outlook study estimates that Education technology will grow at 11% annual rate to $341 billion by 2025. Population growth is going to be a key challenge for education with projected 2.7 billion students by 2035. This would require countries to scale education. The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by 2020, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321 million in 2018. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Lingo Media Corporation     Management Discussion & Analysis

Asia-Pacific Region

Technavio forecasts the English language training market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at September 30, 2020 Lingo Media had working capital of $1,398,192 compared to $351,112 as at September 30, 2019. Total comprehensive loss for the three-month period ended September 30, 2020 was $400,723 compared to $320,519 for the period ended September 30, 2019.

Financial Highlights – for the Third Quarter Ended September 30, 2020

	2020	2019	2018
Revenue
Print-Based English Language Learning	$8,435	$62,095	$51,872
Online English Language Learning	60,340	55,450	134,647
	68,775	117,545	186,518
Net Loss for the Period	(357,145)	(342,182)	(156,550)
Total Comprehensive Loss	(400,723)	(320,519)	(160,765)
Loss per Share	$(0.01)	$(0.01)	$(0.00)
Total Assets	2,267,867	1,474,058	1,384,881
Working Capital	1,398,192	351,112	382,285
Cash Provided (Used in) Operations	$340,970	$(111,894)	$(115,035)

The Company had cash on hand as at September 30, 2020 of $1,459,863 (2019 - $30,367) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future debt and/or equity financings to fund its operations.

Results of Operations

Revenues

During the quarter, Lingo Media earned $60,340 in online licensing revenue as compared to $55,450 in 2019. Revenues from Print-Based English language learning for the quarter were $8,435 compared to $62,094 in 2019. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media recorded consolidated revenue of $68,775 as compared to $117,545 in 2019. Net loss was $357,145 compared to $342,182 in 2019 resulting in a $0.01 loss per share as compared to $0.01 loss per share in 2019.

Lingo Media Corporation     Management Discussion & Analysis

Selling, General and Administrative

Selling, general and administrative expenses for the quarter were $275,419 compared to $219,617 in 2019. The increase in selling, general and administrative costs in 2020 Q3 was primarily due to the increase of salaries and consulting fees.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $37,337 in 2019 to $110,573 in 2020 primarily due to the increase in sales, marketing & administration expense and salaries and consulting fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Quarter Ended September 30	2020	2019
Sales, marketing & administration	$21,646	$4,292
General & admin expense recovery	(7,800)	(20,003)
Salaries and Consulting fees	152,271	94,564
Travel	12,228	8,955
Premises	16,602	3,628
Professional fees	2,289	2,283
Less: Grants	(55,691)	(56,382)
CEWS – wage subsidy	(30,971)	-
	$110,573	$37,337

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $16,005 for the quarter compared to $38,748 in 2019. Selling, general and administrative costs for this business unit decreased in 2020 as compared to 2019 due to wage subsidy received during the quarter.

For the Quarter Ended September 30	2020	2019
Sales, marketing & administration	$13,989	$34,531
General & admin expense recovery	-	(2,168)
Salaries and Consulting fees	9,182	-
Travel	-	1,7601,272
Premises	12,000	-
Professional Fees	-	4,625
Less: CEWS – wage subsidy	(19,166)	-
	$16,005	$38,748

(iii)	Head Office

Selling, general and administrative costs related to head office was $148,840 for the quarter compared to $143,532 in 2019. Selling, general and administrative costs for this reporting unit increased in 2020 as compared to 2019, which is the result of marginal increase in consulting fees.

For the Quarter Ended September 30	2020	2019
General & Administration	$14,504	$21,991
Salaries and Consulting fees	99,003	79,500
Shareholder services	16,007	17,321
Professional fees	19,325	24,720
	$148,840	$143,532
Total Selling, General and Administrative Expenses	$275,418	$219,617

Lingo Media Corporation     Management Discussion & Analysis

Net Loss

Total comprehensive loss for the Company was $ 400, 723 for the quarter ended September 30, 2020 as compared to a comprehensive loss of $320,519 in 2019. These incomes can be attributed to the two operating segments and head office as a reporting segment as shown below:

	Quarter Ended September 30
Online ELL	2020	2019
Revenue	$60,340	$55,450
Expenses:
Direct costs	26,434	23,701
General & administrative	16,005	38,748
Amortization	259	-
Development cost	88,972	45,627
	131,669	108,076
Segmented Profit / (Loss) - Online ELL	$(71,329)	$(52,626)

Print-Based ELL
Revenue	$8,435	$62,095
Expenses:
Direct costs	13,543	21,908
General & administrative	110,573	37,337
Amortization	25,533	47,051
Income taxes and other taxes	904	45,498
	$150,554	$151,794
Segmented Profit / (Loss) – Print-Based ELL	$(142,119)	$(89,699)

Head Office
Expenses:
General & administrative	$148,840	$143,532
Amortization	156	183
	$148,996	$143,715

Total Loss before Undernoted	$(362,444)	$(286,040)

Other
Foreign exchange	$16,746	$(21,415)
Interest and other financial expenses	(5,238)	(10,371)
Share-based payment	(6,209)	(24,356)
Other comprehensive income (loss)	(43,578)	21,663
	(38,279)	(34,479)
Total Comprehensive Income/(Loss)	$(400,723)	$(320,519)

Lingo Media Corporation          Management Discussion & Analysis

Foreign Exchange

The Company recorded foreign exchange gain of $16,746 as compared to foreign exchange loss of $21,415 in 2019, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $6,209 compared to $24,356 during 2019.

Net Loss for the Period

The Company reported a net loss of $ 357,145 for the period as compared to a net loss of $342,182 in 2019.

Total Comprehensive Loss

The total comprehensive loss is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported a total comprehensive loss of $400,723 for the period ended September 30, 2020, as compared to a comprehensive loss of $320,519 in 2019.

Summary of Quarterly Results

	Q4-19	Q1-20	Q2-20	Q3-20
Revenue	$831,508	97,124	977,389	68,775
Income / (Loss) Before Taxes and Other Comprehensive Income	432,701	237,055	727,949	(356,241)
Total Comprehensive Income / (Loss)	345,093	399,080	567,802	(400,723)
Income / (Loss) per Basic and Diluted Share	$0.01	$0.01	$0.02	$(0.01)

	Q4-18	Q1-19	Q2-19	Q3-19
Revenue	$713,170	111,964	895,205	$117,545
Income / (Loss) Before Taxes and Other Comprehensive Income	167,707	(306,962)	520,553	(300,438)
Total Comprehensive Income (Loss)	155,060	(328,899)	418,142	(320,519)
Income / (Loss) per Basic and Diluted Share	$0.00	$(0.00)	$0.01	$(0.01)

Liquidity and Capital Resources

As at September 30, 2020, the Company had cash of $1,459,863 compared to $30,367 in 2019. Accounts and grants receivable of $249,383 were outstanding at the end of the period compared to $1,001,936 in 2019. With 86% of the receivables from PEP and the balance due from ELL Technologies customers with a 90 – 180 days collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,793,923 (2019 - $1,126,912) with current liabilities of $395,731 (2019 - $775,800) resulting in working capital surplus of $1,398,192 (2019 - $351,112).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditures funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings and / or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Lingo Media Corporation     Management Discussion & Analysis

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

The Company’s key management includes Gali Bar-Ziv, CEO, Khurram Qureshi, CFO, and Michael Kraft, Chairman, in addition to the Board Directors and the Secretary of the Board.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $5,100 (2019 - $21,509) to corporations with directors or officer in common for rent, administration, office charges and telecommunications during the quarter.

Key management compensation for the quarter was $120,266 (2019 – $79,500) and is reflected as management consulting fees paid to corporations owned by a director and officers of the Company, of which the management compensation is included in accrued liabilities.

Additional Disclosure

Property and Equipment

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,109)	-	(1,109)
Cost, September 30, 2019	$85,090	33,180	$118,270
Effect of foreign exchange	(262)	-	(262)
Cost, December 31, 2019	$84,828	$33,180	$118,008
Effect of foreign exchange	2,657	-	2,657
Cost, September 30, 2020	$87,485	$33,180	$120,665

Accumulated depreciation, January 1, 2019	$66,278	$11,613	$77,891
Charge for the period	4,602	5,807	10,409
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(356)	-	(356)
Accumulated depreciation, September 30, 2019	$58,398	$17,420	$75,818
Charge for the period	1,993	5,806	7,799
Effect of foreign exchange	(824)	-	(824)
Accumulated depreciation, December 31, 2019	$59,567	$23,226	$82,793
Charge for the period	3,979	6,339	10,378
Effect of foreign exchange	323	-	323
Accumulated depreciation, September 30, 2020	$63,869	$29,625	$93,494

Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, September 30, 2020	$23,616	$3,555	$27,171

Lingo Media Corporation      Management Discussion & Analysis

Right-of-Use Assets and Lease Obligation

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$19,344
Between 1 and 5 years	-
$19,344

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

For the period ended September 30, 2020, an accretion of $32,427 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

For the period ended September 30, 2020, variable lease payments of $88,198 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the period ended September 30, 2020:

Lease Obligation
Lease obligation recognized on adoption of IFRS 16 on January 1, 2020	$574,762
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	32,427
Lease payment	(88,198)
Lease obligation at September 30, 2020	$518,991

Of which are:

Current lease obligations	$19,344
Long-term lease obligations	499,646
$518,990

Lingo Media Corporation     Management Discussion & Analysis

The Company’s right-of-use assets and movements therein during the period ended September 30, 2020:

Office Lease
Right-of-use assets on January 1, 2020	$597,562
Accumulated depreciation, January 1, 2020	(83,381)
Charge for the period	(67,408)
Accumulated depreciation, September 30, 2020	(150,789)
Right-of-use assets at September 30, 2020	$446,773

Covid-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which will be reflected in the subsequent period financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while a large number have identified multiple new business opportunities due to COVID-19 and the stay-at-home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

Lingo Media Corporation     Management Discussion & Analysis

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $79,357 (2019 - $2,437) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at September 30, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30, 2020 are as follows:

September 30,2020
USD
Cash	877,248
Accounts receivable	170,826
Accounts payable	22,470

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. On September 30, 2020, the Company had cash of $1,459,863, accounts and grants receivable of $249,383 and prepaid and other receivables of $84,677 to settle current liabilities of $395,731.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at September 30, 2020, the Company has outstanding receivables of $249,383 (2019 - $835,554). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity interests to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Lingo Media Corporation     Management Discussion & Analysis

Disclosure of Outstanding Share Data

As of November 27, 2020, the followings are outstanding:

Common Shares – 35,529,192

Warrants – Nil

Stock Options – 6,880,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation     Management Discussion & Analysis